UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K/A

Amendment No. 1

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-12298

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGENCY CENTERS CORPORATION

One Independent Drive, Suite 114

Jacksonville, Florida 32202

(904) 598-7000

Form 11-K/A Report Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements as of December 31, 2009 and 2008 and For the Year Ended December 31, 2009:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedules as of and For the Year Ended December 31, 2009:

Schedule H, Line 4d – Schedule of Nonexempt Transactions	14

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15

Signature	16

Exhibit 23:

Consent of Independent Registered Public Accounting Firm – KPMG LLP	17

Report of Independent Registered Public Accounting Firm

The Employee Benefits and Retirement Investment Committee

Regency Centers 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Regency Centers 401(k) Profit Sharing Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) Schedule H, Line 4d, Nonexempt Transactions for the year ended December 31, 2009, and (2) Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 29, 2010

Jacksonville, Florida

Certified Public Accountants

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value (notes 5, 6 and 8):
Wells Fargo Treasury Plus Institutional Money Market Fund	$65,246	199,160
Common/collective trusts	8,473,471	7,320,797
Mutual funds	25,854,358	18,051,618
Self-directed accounts	239,344	—
Regency Centers Corporation common stock	4,143,457	5,773,612

Total investments, at fair value	38,775,876	31,345,187

Participant loans	722,048	790,433
Receivables - employer contributions	1,039,765	1,319,123
Due from Plan sponsor (notes 3 and 7)	108,265	—

	40,645,954	33,454,743

Adjustment from fair value to contract value for interest in collective trust funds relating to fully benefit-responsive investment contracts	(12,560)	319,528

Net assets available for benefits	$40,633,394	33,774,271

See accompanying notes to financial statements.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2009

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 5)	$4,754,629
Interest and dividends	784,852

5,539,481

Contributions (notes 1(b), 3 and 7):
Employer	2,529,196
Participants	2,885,275
Rollovers	124,451

5,538,922

Total additions	11,078,403

Deductions from net assets attributed to:
Benefits paid to participants	4,215,500
Administrative expenses (note 7)	3,780

Total deductions	4,219,280

Net increase	6,859,123

Net assets available for benefits:
Beginning of year	33,774,271

End of year	$40,633,394

See accompanying notes to financial statements.

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Description of Plan

Regency Centers Corporation (“Regency” or the “Company”) adopted the Regency Centers 401(k) Profit Sharing Plan (“the Plan”) with an original effective date of January 1, 1986, but the amended and restated provisions of the Plan became effective on January 1, 2005.

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a 401(k) and profit sharing defined contribution retirement plan covering all employees of the Company, its subsidiaries and affiliates, who have three months of continuous service and are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

(b)	Contributions

Effective January 1, 2008, each eligible employee is automatically enrolled in the Plan, at a contribution rate of 3%, and becomes a participant of the Plan, unless the employee elects to decline participation within 45 days of his or her eligibility date. Participants who are automatically enrolled but do not make investment elections have their contributions allocated to the Fidelity Balanced Fund for the period from January 1, 2009 to September 30, 2009 and one of six Wells Fargo age-based default funds for the period from October 1, 2009 to December 31, 2009. For 2009 and 2008, participants may contribute up to $16,500 and $15,500, respectively, of pre-tax annual compensation, as defined in the Plan. Participants who are or will attain age 50 before the end of the Plan year may elect to defer additional amounts (“catch-up contributions”) to the Plan as of January 1st of that year.

The Company matches participant contributions equal to 100% of salary deferrals up to a maximum matching amount of $3,800 and $3,700 for 2009 and 2008, respectively. Participant and employer matching contributions are invested as directed by the participant. The Company may also elect to make a profit sharing contribution to the Plan in the form of cash. During 2009 and 2008, the Company’s profit sharing contributions amounted to $1,039,765 and $1,319,123, respectively.

A participant may transfer funds from other qualified plans to the Plan. These funds are set up in a separate participant account referred to as a “Participant’s Rollover Account.”

(c)	Plan Administration

Under a trust agreement effective October 1, 1999, Wells Fargo Bank, N.A. (“Wells Fargo”) was appointed trustee for the Plan. Wells Fargo also serves as the recordkeeper and asset custodian. The Plan is administered through the Company’s Employee Benefits Committee, which is appointed by the Company’s board of directors.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and a discretionary profit sharing contribution. Allocations of the Company’s profit sharing contributions are based on participant earnings, as defined in the Plan document. Allocations of Plan earnings for investments other than self-directed accounts are based on participants’ account balances. Self-directed accounts are credited with the earnings of the specific investment chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

(e)	Participant Loans

Participants may borrow from the Plan using their vested account balance as security for the loan. Participant loans are repaid through payroll deduction(s). The minimum loan amount is $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of the participants’ vested account balance. Generally, the term of the loan may not exceed five years; however, if the loan is for the purchase of a primary residence, the Plan may allow for a longer repayment term. A participant may have only one loan outstanding at any time. The interest rate is fixed over the life of the loan and the interest paid by the participant is credited back to his or her account.

(f)	Investment Options

Participants direct the investment of their participant deferrals, Company matching and Company profit sharing contributions into various investment options offered by the Plan. The Plan currently offers 21 investment choices and a self-directed account as investment options for participants. The self-directed account is comprised of assets invested at the discretion of Plan participants within certain guidelines as defined by the Plan.

(g)	Vesting

Participants’ contributions and the Company’s matching contributions to the Plan are vested immediately. The vesting schedule for the Company’s discretionary profit sharing contribution is a cliff vesting based on years of service. A participant is 100% vested after three years of service. A year of service is defined as at least 1,000 hours of service during a Plan year. Participants immediately vest in all contributions upon reaching normal retirement age of 65 or early retirement age which is the later of the date of reaching the age of 55 or the date of completion of the third anniversary of Plan participation.

(h)	Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant (or beneficiary) may elect to receive cash in either a lump-sum distribution or installments equal to the value of the participant’s vested interest in his or her account. In addition, for all terminations of service, including those for the reasons mentioned above, a participant may receive a distribution in the form of the Company’s common stock (“distribution-in-kind”) equal to the value of the participant’s vested interest in his or her Regency common stock fund account.

In-service hardship distributions are permissible under the Plan and follow the Internal Revenue Service (“IRS”) issued regulations. If a participant is entitled to a distribution of more than $200, then he or she may elect whether to receive the distribution or to roll over the distribution to another retirement plan such as an individual retirement account (“IRA”). If the vested interest in the Plan is greater than $1,000 but less than $5,000 and the participant does not elect to receive or roll over the distribution, then the distribution must be rolled over to an IRA. If the vested interest in the Plan is greater than $5,000, the participant must consent to the distribution before it will be made.

(i)	Plan Expenses

Plan expenses are paid by the Plan sponsor. However, the Plan continues to pay and charge participant accounts for the administrative fees to transact new participant loans.

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

(j)	Forfeitures

Forfeitures are allocated during the year in which the forfeiture occurs to all participants eligible to receive a Company profit sharing contribution, as defined in the Plan document. The amount allocated to each participant is the product of the ratio of their compensation to total compensation, multiplied by total forfeitures. During 2009, amounts forfeited in prior years and earnings thereon totaling $44,474 were allocated to participants. At December 31, 2009 and 2008, unallocated forfeitures totaled $114,279 and $44,462, respectively.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accrual basis of accounting has been used in preparing the accompanying financial statements.

(b)	Valuation of Investments and Income Recognition

The Plan accounts for fully benefit-responsive investment contracts in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962 “Plan Accounting—Defined Contribution Pension Plans” (“ASC 962”). One of the investment options offered by the Plan, the Wells Fargo Collective Stable Return Fund (N4) (the “Stable Return Fund”), is a common collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive within the meaning of ASC 962. ASC 962 requires that the Plan report its investment in the Stable Return Fund at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, in the Statements of Net Assets Available for Benefits, the Stable Return Fund, along with the Plan’s other investments, is stated at fair value with a corresponding adjustment to reflect the investment in the Stable Return Fund at contract value.

Investments are carried at fair value which represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for discussion of fair value measurements. The net appreciation in fair value of investments includes the gain or loss on investments bought or sold during the year, as well as, the unrealized change in fair value of investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

(c)	Participant Loans

Participant loans are not considered investments and are recorded at amortized cost.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to, and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Risks and Uncertainties

The Plan invests in various investment securities. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments, including the Plan’s investment in the Company’s common stock in which it has a concentration, will occur in the future and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

(g)	Recently Adopted Accounting Pronouncements

In September 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-12, “Fair Value Measurements and Disclosures (820) - Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (“ASU 2009-12”). ASU 2009-12 permits the use of a qualifying investment’s net asset value per share to estimate fair value, as a practical expedient to measuring fair value. This guidance also requires additional disclosures by major category of investment about the nature and risks of investments within its scope that are measured at fair value on a recurring or nonrecurring basis. ASU 2009-12 is effective for financial statements issued for interim and annual periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s Statements of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits and all applicable disclosures are included in these financial statements.

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events” (“FASB ASC Topic 855”). This Statement establishes principles and requirements for subsequent events. In particular, this Statement sets forth a) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, b) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and c) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This guidance is effective for financial statements issued for interim and annual periods ending after June 15, 2009. The Plan adopted this Statement on December 31, 2009.

In June 2009, the FASB issued guidance under ASC Topic 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards (SFAS) No. 168, “FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, a replacement of FASB Statement No. 162. This guidance modified the GAAP hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 1, 2009, the FASB Accounting Standards Codification (ASC), became the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. This guidance and the codification are effective for financial statements issued for the interim and annual periods ending after September 15, 2009. The adoption of the ASC had no impact on the Plan’s financial statements.

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in all employer contributions and earnings thereon. Additionally, the Company may direct benefits to be distributed as soon as practicable or the Trust, created by the Plan, be continued and benefits be distributed as if the Plan had not been terminated.

Recent economic conditions resulted in two reductions in force during the 2009 Plan year. As part of these reductions in force, the Company laid off a number of employees that participated in the Plan and has determined that a partial plan termination has occurred. Per IRS and ERISA guidelines, all participating employees who had a severance from employment during the 2009 Plan year must be fully vested in their accrued benefits to the extent funded on that date, or in the amounts credited to their accounts. An additional employer contribution of $89,018 is required to restore the fully vested benefits of certain participants that severed their employment in 2009 and associated market gains. This contribution is recorded as an amount due from Plan sponsor in the Statements of Net Assets Available for Benefits as of December 31, 2009.

(4)	Income Tax Status

The sponsor of the prototype plan, on which this standardized plan is based, has received a tax opinion letter from the IRS dated August 30, 2001, which indicates that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (“the Code”). Although the Plan has been amended since receiving the determination letter, in the opinion of the Plan administrator and its counsel, the Plan has operated in accordance with the Code and the Plan document and therefore remains qualified and tax exempt.

The Plan recognizes tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The Company believes that it has appropriate support for the income tax positions taken based on an assessment of many factors including past experience and interpretations of tax laws applied to the facts of each matter.

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

(5)	Investments

Participants may direct Wells Fargo, the trustee, as to the investment selection for their personal and Company matching and profit sharing contributions into 21 permissible investment vehicles including self-directed accounts. At December 31, 2009, the mutual fund and common stock investment options include the following:

AIM Real Estate (A)
American Funds Europacific Growth (R4)
American Funds Growth Fund of America
American Funds New Perspective (R4)
Baron Small Cap
Fidelity Balanced Fund
Lord Abbett Small Cap Blend (A)
MFS Value (R3)
Regency Centers Corporation Common Stock Fund/Wells Fargo
Treasury Plus Institutional Money Market Fund [Note (1)]
RS Investments Value (A)
Self-directed accounts
Wells Fargo Advantage - Dow Jones Target Today (I)
Wells Fargo Advantage - Dow Jones Target 2010 (I)
Wells Fargo Advantage - Dow Jones Target 2020 (I)
Wells Fargo Advantage - Dow Jones Target 2030 (I)
Wells Fargo Advantage - Dow Jones Target 2040 (I)
Wells Fargo Advantage - Dow Jones Target 2050 (INST)
Wells Fargo Advantage Index (Admin)
Wells Fargo Advantage Total Return Bond (Admin)
Wells Fargo Collective Stable Return Fund (N4)
WF Collective (BGI) S&P Midcap Index (N)

Note (1): The Regency Centers Corporation (RCC) Common Stock Fund is invested in the common stock of RCC and approximately 2% in the Wells Fargo Treasury Plus Institutional Money Market Fund. The value of the RCC Common Stock Fund was calculated based on a unitized per share value.

As stated in Note 2(b), the Stable Return Fund, which is deemed to be fully benefit-responsive, is stated at fair value on the Statements of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of this fund as of December 31, 2009 and 2008 was $6,290,583 and $5,728,006, respectively. The contract value of this fund as of December 31, 2009 and 2008, which is a component of net assets available for benefits, totaled $6,278,023 and $6,047,534, respectively. During 2009 and 2008, this fund yielded approximately 2.99% and 4.28%, respectively.

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

As of December 31, 2009 and 2008, the following investments, at fair value, represent 5% or more of the Plan’s net assets:

	2009	2008
Wells Fargo Collective Stable Return Fund (N4); 140,940 and 139,823 shares, respectively	$6,290,583	5,728,006
Regency Centers Corporation Common Stock Fund; 117,900 and 123,688 shares, respectively	4,143,457	5,773,612
American Funds New Perspective (R4); 128,982 and 147,211 shares, respectively	3,277,445	2,755,790
Wells Fargo Advantage Total Return Bond (Admin); 251,127 and 175,062 shares, respectively	3,176,761	2,098,994
Fidelity Balanced Fund; 184,907 and 157,192 shares, respectively	3,025,086	2,062,365
American Funds Europacific Growth (R4); 78,735 shares at December 31, 2009	2,969,882	—
Wells Fargo Advantage Index (Admin); 64,389 and 73,467 shares, respectively	2,616,130	2,399,428
American Funds Growth Fund of America (R4); 82,298 and 96,508 shares, respectively	2,231,087	1,961,051
WF Collective (BGI) S&P Midcap Index (N); 37,610 and 37,539 shares, respectively	2,182,888	1,592,791
MFS Value (R3); 99,645 shares at December 31, 2009	2,064,646	—
MFS Value (A); 119,202 shares at December 31, 2008	—	2,090,803

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common/collective trusts	$792,954
Mutual funds	5,208,472
Regency Centers Corporation Common Stock Fund	(1,246,797)

Net appreciation in fair value of investments	$4,754,629

(6)	Investment in Common Collective Trusts

The Plan invests in common collective trust funds (“CCT Funds”) managed by Wells Fargo, which include the Stable Return Fund and the Wells Fargo Collective S&P Midcap Index (N) (the “S&P Midcap Index Fund”). The Stable Return Fund invests in guaranteed investment contracts and synthetic investment contracts. The S&P Midcap Index Fund invests in equities of the S&P Midcap Index with the objective of approximating, before fees and expense, the total return of the S&P 400 Midcap Index. The CCT Funds are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Additionally, the CCT Funds do not have finite lives, unfunded commitments, or restrictions on redemptions.

As described in Note 2, the Stable Return Fund, which is deemed to be fully benefit-responsive, is stated at fair value in the Statements of Net Assets Available for Benefits, with a corresponding adjustment to reflect contract value. The fair value of the Stable Return Fund as of December 31, 2009 and 2008 was $6,290,583 and $5,728,006, respectively. The contract value of the Stable Return Fund as of December 31, 2009 and 2008 was $6,278,023 and $6,047,534, respectively. During 2009 and 2008, the average yield of the Stable Return Fund was approximately 3.4% and 5.3%, respectively. This represents the annualized earnings of all investments in the Stable Return Fund, divided by the fair value of all investments in the Stable Return Fund. During 2009 and 2008, the crediting interest rate of the Stable Return Fund was approximately 3.3% and 4.1%, respectively. This represents the annualized earnings credited to participants in the Stable Return Fund, divided by the fair value of all investments in the Stable Return Fund.

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the IRC, (2) the establishment of a defined contribution plan that competes with the Plan for employee contributions, (3) any substantive modification of the Stable Return Fund or the administration of the Stable Return Fund that is not consented to by the issuer, (4) any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Stable Return Fund’s cash flow, (5) any communication given to participants by the Plan’s sponsor or fiduciary or Wells Fargo that is designed to induce or influence participants to avoid investing in the Stable Return Fund or to transfer assets out of the Stable Return Fund, and (6) any transfer of assets from the Stable Return Fund directly to a competing investment option. The occurrence of any of these events which would limit the Plan’s ability to transact at contract value with participants is not probable.

The credit rating assigned to Wells Fargo by Standard & Poor’s is currently AA-. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based upon a formula agreed upon with the issuer but will not be less than zero percent. Such crediting rates are reset on a quarterly basis.

(7)	Parties-in-interest Transactions

Certain Plan investments are units or shares of mutual funds and common collective trust funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee for administrative services amounted to $3,780 for the year ended December 31, 2009. The Plan also invests in the common stock of the Company (see note 5) from which it received dividend income of $280,940 during 2009.

The Company concluded that the unintentional withholding of funds from a participant during the 2009 plan year constituted a prohibited transaction under the federal laws and regulations applicable to employee benefit plans. The Company will reimburse the Plan for this unintentional prohibited transaction and associated gain totaling $19,247. This contribution is recorded as an amount due from Plan sponsor in the Statements of Net Assets Available for Benefits as of December 31, 2009.

(8)	Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, fair value measurement is determined based on the assumptions that market participants would use in pricing the asset. As a basis for considering market participant assumptions in fair value measurements, the Plan uses a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from independent sources (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the Plan’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The three levels of inputs used to measure fair value are as follows:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

•	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 - Unobservable inputs for the asset or liability, which are typically based on the Plan’s own assumptions, as there is little, if any, related market activity.

The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Regency Centers 401(k) Profit Sharing Plan

Notes to Financial Statements

December 31, 2009 and 2008

Plan Investments

Money market funds

The assets held in money market funds are valued at the net asset value (NAV) of the underlying funds. The NAV of money market funds are based on quoted prices in an active market and have been classified within Level 1.

Common/collective trusts

The investments held in common/collective trusts are valued at the NAV of the underlying funds. The NAV of common/collective trusts are based on quoted prices in a market that is not active and have been classified within Level 2.

Mutual funds

Shares of mutual funds are valued at the NAV of shares held by the Plan at December 31, 2009. The NAV of the mutual funds are based on quoted prices in active markets and have been classified within Level 1.

Self-directed accounts

The investments held in self-directed accounts are shares of money market funds and mutual funds valued at the NAV of shares held by the Plan at December 31, 2009. The NAV of the money market funds and mutual funds are based on quoted prices in active markets and have been classified within Level 1.

Regency Centers Corporation Common Stock Fund

Equity securities directly held by the Plan consist of common stock of the Company with quoted prices in active markets and have been classified within Level 1.

The following table sets forth, by level within the fair value hierarchy, the Plan’s investments measured at fair value as of December 31, 2009:

	Investments at Estimated Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Money market funds	$65,246	—	—	65,246
Common/collective trusts	—	8,473,471	—	8,473,471
Mutual funds	25,854,358	—	—	25,854,358
Self-directed accounts	239,344	—	—	239,344
Regency Centers Corporation Common Stock Fund	4,143,457	—	—	4,143,457

Total Investments	$30,302,405	$8,473,471	$—	$38,775,876

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to Form 5500:

2009
Net assets available for benefits per financial statements	$40,633,394
less: Due from Plan sponsor	(108,265)

Net assets per Form 5500	$40,525,129

Employer contributions per financial statements	$2,529,196
less: Due from Plan sponsor	(108,265)

Employer contributions per Form 5500	$2,420,931

(11)	Subsequent Events

The Plan’s management has evaluated subsequent events through the date on which the financial statements were issued and no additional disclosures were required.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Schedule H, Line 4d - Schedule of Nonexempt Transactions

Year Ended December 31, 2009

Identity of party involved	Relationship to plan, employer or other party-in- interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value	Cost of asset	Current value of asset	Net gain (loss) on each transaction
Regency Centers Corporation	Plan sponsor	Funds unintentionally withheld from participant account	$11,865	$19,247	$7,382

See accompanying Report of Independent Registered Public Accounting Firm.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2009

Description	Units/Shares	Current value
* Wells Fargo Treasury Plus Institutional Money Market Fund	—	$65,246
Common/collective trusts:
* Wells Fargo Collective Stable Return Fund (N4) (shown at contract value)	140,940	6,278,023
* WF Collective (BGI) S&P Midcap Index (N)	37,610	2,182,888
Mutual funds:
* Wells Fargo Advantage Total Return Bond (Admin)	251,127	3,176,761
Fidelity Balanced Fund	184,907	3,025,086
American Funds New Perspective (R4)	128,982	3,277,445
MFS Value (R3)	99,645	2,064,646
Lord Abbett Small Cap Blend (A)	95,132	1,273,815
American Funds Growth Fund of America	82,298	2,231,087
American Funds Europacific Growth (R4)	78,735	2,969,882
RS Investments Value (A)	74,945	1,547,614
AIM Real Estate (A)	70,762	1,257,450
* Wells Fargo Advantage Index (Admin)	64,389	2,616,130
* Wells Fargo Advantage - Dow Jones Target 2030 (I)	46,512	597,214
* Wells Fargo Advantage - Dow Jones Target 2020 (I)	39,846	506,043
Baron Small Cap	34,807	670,384
* Wells Fargo Advantage - Dow Jones Target 2040 (I)	23,132	322,457
* Wells Fargo Advantage - Dow Jones Target 2010 (I)	15,324	184,656
* Wells Fargo Advantage - Dow Jones Target Today (I)	5,183	52,603
* Wells Fargo Advantage - Dow Jones Target 2050 (INST)	9,937	81,085
Other:
* Regency Centers Corporation Common Stock Fund	117,900	4,143,457
Self-directed accounts	—	239,344
* Participant loans (at interest rates from 4.25% to 9.25% maturing through 2023)	—	722,048

Total		$39,485,364

*	Party-in-interest to the Plan

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGENCY CENTERS 401(k) PROFIT SHARING PLAN

	By:	REGENCY CENTERS

/S/ J. CHRISTIAN LEAVITT
J. Christian Leavitt
June 29, 2010		Senior Vice President and Principal Accounting Officer